Arvinas Holding Company, LLC

5 Science Park

395 Winchester Ave.

New Haven, CT 06511

September 24, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arvinas Holding Company, LLC Registration Statement on Form S-1 File No. 333-227112 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arvinas Holding Company, LLC (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-227112), as amended, so that it may become effective at 5:30 p.m. Eastern time on September 26, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

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Very truly yours,

ARVINAS HOLDING COMPANY, LLC

By:	/s/ John Houston

Name: John Houston
Title: President and Chief Executive Officer

Signature Page to Acceleration Request